SUB-ITEM 77M
Mergers


Nuveen Large Cap Value Fund

a Series of Nuveen Investment Trust (the  Trust )


811-07619


On November 3, 2017 the above-referenced fund was the surviving fund in a reorganization. All of the assets of the Nuveen Core Dividend Fund, a series of the Trust, an open-end trust organized as a Massachusetts business trust, were transferred to the Nuveen Large
Cap Value Fund, a series of the Trust. The circumstances and details of the reorganization are contained in the filing on August 2, 2017, under Conformed Submission Type Form 497, accession number 0001193125-17-246013, which materials are herein incorporated by reference.